Dreyfus Premier Equity Income Fund

SEMIANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus Premier Equity Income Fund

The Fund

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Equity Income Fund, covering the six-month period from June 1, 2007, through November 30, 2007.

Volatility has returned to the U.S. stock market. The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the bond market has spread to other areas of the financial markets, including equities. In the ensuing "flight to quality" among investors, large, multinational growth companies fared relatively well while smaller and value-oriented stocks generally languished.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect slower financial conditions in 2008, lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Indeed, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period from June 1, 2007, through November 30, 2007, as provided by Jocelin A. Reed, Portfolio Manager

Market and Fund Performance Overview

Stocks generally declined over the reporting period due to slowing U.S. economic growth and concerns regarding the impact of problems in the sub-prime credit market. In this environment, investors tended to discount the value of many dividend-yielding stocks, favoring more growth-oriented stocks instead. Because the fund focuses on traditionally defensive, income-oriented investments providing relatively high dividend yields, its returns underperformed the benchmark.

For the six-month period ended November 30, 2007, Dreyfus Premier Equity Income Fund produced total returns of –5.79% for Class A shares, –6.16% for Class C shares, –5.69% for Class I shares and –5.89% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a total return of –2.33% for the same period.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund seeks total return consisting of capital appreciation and income. To pursue its goal, the fund invests primarily in equity securities, with a particular focus on dividend-paying stocks and other investments and investment techniques that provide income. When selecting securities, we use a computer model to identify and rank stocks within an industry or sector. Next, based on fundamental analysis, we generally select what we believe to be the most attractive of the higher ranked securities. We manage risk by diversifying the fund's investments across companies and industries, seeking to limit the potential adverse impact of a decline in any one stock or industry.

Strong Yields Helped Compensate for Market's Growth Tilt

Despite pressures related to a credit crisis emanating from turmoil in the sub-prime mortgage market, most of the fund's holdings continued to deliver relatively strong dividend payouts. As a result, the fund succeeded in maintaining a higher average yield than the benchmark. The fund's strong yield helped compensate to a degree for weakness in prices of dividend-yielding stocks.

Most market sectors were affected by the market's tilt toward growth. Not surprisingly, the effect proved most pronounced in the technology area, where relatively speculative, high-growth issues produced stronger gains than the fund's holdings, which included steady, dividend-yielding companies such as mail processing equipment maker Pitney Bowes and data storage product company Imation. The fund's focus in companies offering dividend yields also led the fund to miss the run-up in Internet-related stocks, many of which do not offer dividends. Similarly, in the basic materials sector, the fund's holdings in relatively conservative companies, such as Dow Chemical, underperformed their more growth-oriented counterparts.

In the financials sector, where the fund traditionally finds many of the market's highest dividend-yielding investments, several holdings were hurt by their exposure to troubled sub-prime loans. Notably weak performers included commercial and consumer banks, such as Washington Mutual; money center banking institutions, such as JPMorgan Chase and Citigroup; and mortgage lender Fannie Mae. Moody's, the credit rating and analysis company, also lost ground due to its exposure to the credit crisis.

Positive Returns in Other Sectors

On the other hand, the fund achieved more positive results in several other areas. In the health care sector, strong individual stock selections among high dividend-yielding pharmaceutical firms, such as Johnson & Johnson and Merck & Co., bolstered relative performance. Overweighted exposure to medical services providers, such as Humana and Aetna, further enhanced returns. Among industrials stocks, the fund generally avoided homebuilding and construction companies, which were hurt by the

4

downturn in the housing market. Instead, the fund focused on defense and aerospace contractors, such as Lockheed Martin, Raytheon and General Dynamics, all of which produced substantial gains. Finally, in the consumer staples sector, the fund's relatively large holdings of both Coca-Cola and PepsiCo augmented returns on the strength of both companies' international exposure and growth in the non-carbonated beverages segment.

Closely Evaluating Dividend-Related Risks

We have remained fully committed to the fund's strategy of investing primarily in dividend-paying stocks. Such stocks appear to us to be well positioned to meet investors' objectives for current income. In addition, in our judgment, growing yields historically have proven to be a reasonably good indication of long-term stock performance. We believe that is because dividends represent an effective use of excess cash flow by growing companies seeking to increase shareholder value.

At the same time, we have placed greater emphasis on minimizing the fund's risks due to companies' future dividend cuts in light of slowing economic conditions and the ongoing credit crunch. Such concerns have led us to allocate a slightly smaller percentage of the fund's assets to the financial sector than the S&P 500 Index. The fund held slightly underweighted exposure to the technology sector, where we found relatively few dividend-yielding investment opportunities. In contrast, the fund held slightly overweighted exposure to the utilities area, where high dividend-yielding companies benefited from strong industrial demand and the scarcity of power resources.

December 17, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through May 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Equity Income Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2007

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.28	$ 10.90	$ 6.07	$ 8.49
Ending value (after expenses)	$942.10	$938.40	$943.10	$941.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.57	$ 11.33	$ 6.31	$ 8.82
Ending value (after expenses)	$1,017.50	$1,013.75	$1,018.75	$1,016.25

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class C, 1.25% for Class I and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007 (Unaudited)

Common Stocks–95.4%	Shares	Value ($)
Consumer Discretionary–12.1%		
Barnes & Noble	200	7,690
Choice Hotels International	300	10,395
Family Dollar Stores	200	4,710
Foot Locker	750	9,787
General Motors	500	14,915
Harley-Davidson	100	4,802
Hasbro	300	8,331
Idearc	400	7,568
Interactive Data	500	15,615
J.C. Penney	100	4,412
McDonald's	350	20,465
McGraw-Hill Cos.	125	6,135
NIKE, Cl. B	200	13,130
Nordstrom	200	6,708
Regal Entertainment Group, Cl. A	500	9,895
Snap-On	200	9,776
Staples	300	7,110
VF	150	11,218
Walt Disney	600	19,890
Wolverine World Wide	200	4,954
		197,506
Consumer Staples–7.7%		
Coca-Cola	500	31,050
ConAgra Foods	300	7,506
H.J. Heinz	175	8,278
Kellogg	100	5,404
Loews–Carolina Group	150	13,342
McCormick & Co.	325	12,418
PepsiCo	300	23,154
Procter & Gamble	100	7,400
Reynolds American	250	17,505
		126,057

Common Stocks (continued)	Shares	Value ($)
Energy—12.1%		
BP, ADR	150	10,911
Chevron	500	43,885
ConocoPhillips	325	26,013
Exxon Mobil	775	69,099
Frontline	325	15,129
Marathon Oil	250	13,975
Overseas Shipholding Group	125	8,950
Valero Energy	150	9,760
		197,722
Financial—18.6%		
Aspen Insurance Holdings	400	11,520
Bank of America	725	33,444
Barclays, ADR	250	11,590
CapitalSource	400	6,704
Chubb	300	16,365
CIT Group	100	2,660
Citigroup	725	24,142
Fannie Mae	300	11,526
Goldman Sachs Group	125	28,330
Hartford Financial Services Group	125	11,915
Host Hotels & Resorts	450	8,635
ING Groep, ADR	200	7,756
JPMorgan Chase & Co.	650	29,653
MCG Capital	500	5,650
Merrill Lynch & Co.	200	11,988
MetLife	200	13,118
Moody's	125	4,708
OneBeacon Insurance Group	550	11,605
People's United Financial	520	8,824
PNC Financial Services Group	100	7,321
Regions Financial	200	5,286
Ventas	200	8,720
Wachovia	275	11,825

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Washington Mutual	325	6,338
Whitney Holding	200	5,480
		305,103
Health Care—11.7%		
Aetna	300	16,764
Becton, Dickinson & Co.	100	8,273
Biovail	225	3,440
CIGNA	75	4,021
Humana	200 [a]	15,406
Johnson & Johnson	600	40,644
McKesson	325	21,687
Merck & Co.	600	35,616
Pfizer	1,025	24,354
Quest Diagnostics	125	6,883
UnitedHealth Group	250	13,750
		190,838
Industrial—9.0%		
Equifax	100	3,723
General Dynamics	225	19,976
General Electric	800	30,632
Ingersoll-Rand, Cl. A	225	11,619
Lockheed Martin	200	22,134
Norfolk Southern	100	5,121
Pitney Bowes	325	12,513
Raytheon	350	21,648
Steelcase, Cl. A	400	6,052
Waste Management	400	13,728
		147,146
Information Technology—13.0%		
Accenture, Cl. A	525	18,144
ADTRAN	300	6,507
Analog Devices	150	4,617
Applied Materials	675	12,710

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
FactSet Research Systems	100	6,268
Hewlett-Packard	375	19,185
Imation	475	9,533
Infosys Technologies, ADR	250	10,538
International Business Machines	150	15,777
Linear Technology	200	6,092
Maxim Integrated Products	250	5,798
Microchip Technology	275	7,917
Microsoft	625	21,000
Motorola	600	9,582
Nokia, ADR	400	15,732
QUALCOMM	300	12,234
Taiwan Semiconductor Manufacturing, ADR	1,100	10,912
Telefonaktiebolaget LM Ericsson, ADR	450	11,007
Texas Instruments	275	8,682
		212,235
Materials—3.0%		
Ashland	200	9,848
Dow Chemical	400	16,776
International Paper	300	10,125
Nucor	125	7,401
Wausau Paper	500	4,715
		48,865
Telecommunication Services—3.7%		
AT & T	750	28,658
BCE	300	11,760
Bell Aliant Regional (Units)	23 [a,b]	0
Citizens Communications	600	7,788
Windstream	1,000	12,950
		61,156
Utilities—4.5%		
Atmos Energy	375	9,821
Duke Energy	500	9,895
OGE Energy	75	2,670

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
PG & E	275	12,724
Pinnacle West Capital	300	12,858
Puget Energy	300	8,421
Sempra Energy	150	9,393
UGI	300	7,932
		73,714
Total Investments (cost $1,461,470)	**95.4%**	**1,560,342**
Cash and Receivables (Net)	**4.6%**	**75,708**
Net Assets	**100.0%**	**1,636,050**

ADR—American Depository Receipts

[a] Non-income producing security.

[b] Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, this security amounted to $0 or 0% of net assets.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	18.6	Consumer Staples	7.7
Information Technology	13.0	Utilities	4.5
Energy	12.1	Telecommunication Services	3.7
Consumer Discretionary	12.1	Materials	3.0
Health Care	11.7		
Industrial	9.0		**95.4**

[†] Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,461,470	1,560,342
Cash		22,414
Dividends and interest receivable		4,806
Prepaid expenses		46,683
Due from The Dreyfus Corporation and affiliates—Note 3(d)		10,672
		1,644,917
Liabilities ($):		
Payable for shares of Beneficial Interest redeemed		4,720
Accrued expenses		4,147
		8,867
Net Assets ($)		**1,636,050**
Composition of Net Assets ($):		
Paid-in capital		1,509,298
Accumulated undistributed investment income—net		3,066
Accumulated net realized gain (loss) on investments		24,814
Accumulated net unrealized appreciation (depreciation) on investments		98,872
Net Assets ($)		**1,636,050**

Net Asset Value Per Share	Class A	Class C	Class I	Class T
Net Assets ($)	1,334,729	147,407	77,579	76,335
Shares Outstanding	94,933	10,522	5,514	5,435
Net Asset Value Per Share ($)	**14.06**	**14.01**	**14.07**	**14.05**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $65 foreign taxes withheld at source):	
Unaffiliated issuers	21,091
Affiliated issuers	533
Interest	18
Total Income	**21,642**
Expenses:	
Management fee–Note 3(a)	5,957
Auditing fees	32,746
Registration fees	27,709
Shareholder servicing costs–Note 3(d)	3,005
Prospectus and shareholders' reports	1,614
Trustees' fees and expenses–Note 3(b)	889
Distribution fees–Note 3(c)	550
Custodian fees–Note 3(d)	385
Legal fees	135
Loan commitment fees–Note 2	9
Miscellaneous	6,443
Total Expenses	**79,442**
Less–expense reimbursement from	
The Dreyfus Corporation due to undertaking–Note 3(a)	(66,402)
Less–reduction in custody fees	
due to earnings credits–Note 1(b)	(632)
Net Expenses	**12,408**
Investment Income–Net	**9,234**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,133
Net unrealized appreciation (depreciation) on investments	(107,712)
Net Realized and Unrealized Gain (Loss) on Investments	**(105,579)**
Net (Decrease) in Net Assets Resulting from Operations	**(96,345)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007[b]
Operations ($):		
Investment income–net	9,234	14,458
Net realized gain (loss) on investments	2,133	28,654
Net unrealized appreciation (depreciation) on investments	(107,712)	206,584
Net Increase (Decrease) in Net Assets Resulting from Operations	**(96,345)**	**249,696**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(6,704)	(11,434)
Class C shares	(237)	(399)
Class I shares	(494)	(687)
Class T shares	(320)	(630)
Net realized gain on investments:		
Class A shares	–	(5,240)
Class C shares	–	(270)
Class I shares	–	(266)
Class T shares	–	(354)
Total Dividends	**(7,755)**	**(19,280)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	123,564	1,128,016
Class C shares	33,952	106,923
Class I shares	–	71,000
Class T shares	–	68,258
Dividends reinvested:		
Class A shares	6,439	16,527
Class C shares	170	647
Class I shares	494	953
Class T shares	320	984
Cost of shares redeemed:		
Class A shares	(12,873)	(35,373)
Class C shares	(171)	(96)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**151,895**	**1,357,839**
Total Increase (Decrease) in Net Assets	**47,795**	**1,588,255**
Net Assets ($):		
Beginning of Period	1,588,255	–
End of Period	**1,636,050**	**1,588,255**
Undistributed investment income–net	3,066	1,587

	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007[b]
Capital Share Transactions:		
Class A		
Shares sold	8,458	88,274
Shares issued for dividends reinvested	439	1,206
Shares redeemed	(896)	(2,548)
Net Increase (Decrease) in Shares Outstanding	**8,001**	**86,932**
Class C		
Shares sold	2,437	8,044
Shares issued for dividends reinvested	12	47
Shares redeemed	(12)	(6)
Net Increase (Decrease) in Shares Outstanding	**2,437**	**8,085**
Class I		
Shares sold	–	5,410
Shares issued for dividends reinvested	34	70
Net Increase (Decrease) in Shares Outstanding	**34**	**5,480**
Class T		
Shares sold	–	5,341
Shares issued for dividends reinvested	22	72
Net Increase (Decrease) in Shares Outstanding	**22**	**5,413**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	15.00	12.50
Investment Operations:		
Investment income−net[b]	.09	.16
Net realized and unrealized gain (loss) on investments	(.96)	2.56
Total from Investment Operations	(.87)	2.72
Distributions:		
Dividends from investment income−net	(.07)	(.15)
Dividends from net realized gain on investments	−	(.07)
Total Distributions	(.07)	(.22)
Net asset value, end of period	14.06	15.00
Total Return (%)[c,d]	(5.79)	21.89
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	9.89[e]	10.66[d]
Ratio of net expenses to average net assets	1.50[e]	1.36[d]
Ratio of net investment income to average net assets	1.22[e]	1.18[d]
Portfolio Turnover Rate	3.14[d]	28.54[d]
Net Assets, end of period ($ x 1,000)	1,335	1,304

[a] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	14.96	12.50
Investment Operations:		
Investment income—net[b]	.04	.06
Net realized and unrealized gain (loss) on investments	(.96)	2.56
Total from Investment Operations	(.92)	2.62
Distributions:		
Dividends from investment income—net	(.03)	(.09)
Dividends from net realized gain on investments	–	(.07)
Total Distributions	(.03)	(.16)
Net asset value, end of period	14.01	14.96
Total Return (%)[c,d]	(6.16)	21.06
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	11.01[e]	11.39[d]
Ratio of net expenses to average net assets	2.25[e]	2.04[d]
Ratio of net investment income to average net assets	.50[e]	.47[d]
Portfolio Turnover Rate	3.14[d]	28.54[d]
Net Assets, end of period ($ x 1,000)	147	121

[a] From July 5, 2006 (commencement of operations) to May 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.

See notes to financial statements.

Class I Shares	Six Months Ended November 30, 2007 (Unaudited)[a]	Year Ended May 31, 2007[b]
Per Share Data ($):		
Net asset value, beginning of period	15.01	12.50
Investment Operations:		
Investment income–net[c]	.11	.19
Net realized and unrealized gain (loss) on investments	(.96)	2.56
Total from Investment Operations	(.85)	2.75
Distributions:		
Dividends from investment income–net	(.09)	(.17)
Dividends from net realized gain on investments	–	(.07)
Total Distributions	(.09)	(.24)
Net asset value, end of period	14.07	15.01
Total Return (%)[d]	(5.69)	22.17
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	9.94[e]	10.63[d]
Ratio of net expenses to average net assets	1.25[e]	1.13[d]
Ratio of net investment income to average net assets	1.47[e]	1.44[d]
Portfolio Turnover Rate	3.14[d]	28.54[d]
Net Assets, end of period ($ x 1,000)	78	82

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007 [a]
Per Share Data ($):		
Net asset value, beginning of period	14.99	12.50
Investment Operations:		
Investment income—net [b]	.07	.13
Net realized and unrealized gain (loss) on investments	(.95)	2.56
Total from Investment Operations	(.88)	2.69
Distributions:		
Dividends from investment income—net	(.06)	(.13)
Dividends from net realized gain on investments	–	(.07)
Total Distributions	(.06)	(.20)
Net asset value, end of period	14.05	14.99
Total Return (%) [c,d]	(5.89)	21.62
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	10.34[e]	10.95[d]
Ratio of net expenses to average net assets	1.75[e]	1.59[d]
Ratio of net investment income to average net assets	.97[e]	.96[d]
Portfolio Turnover Rate	3.14[d]	28.54[d]
Net Assets, end of period ($ x 1,000)	76	81

[a] *From July 5, 2006 (commencement of operations) to May 31, 2007.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Equity Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective seeks total return consisting of capital appreciation and income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of November 30, 2007, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 69,420 of Class A, 4,054 of Class C, 4,095 of Class I and 4,073 of Class T shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax characters of distributions paid to shareholders during the fiscal year ended May 31, 2007 were as follows: ordinary income $19,280. The tax characters of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until May 31, 2008, so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.25% of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $66,402 during the period ended November 30, 2007.

(b) Each Trustee receives an annual fee of $45,000 per year, plus $6,000 for each joint Board meeting of the Trust, the Dreyfus/Laurel Funds, Inc. and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, the "Dreyfus/Laurel Funds"), attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2007, Class C and Class T shares were charged $452 and $98, respectively, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2007, Class A, Class C and Class T shares were charged $1,637, $151 and $98, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $853 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2007, the fund was charged $385 pursuant to the custody agreement.

During the period ended November 30, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $16,470, which is offset by management fees $988, Rule 12b-1 distribution plan fees $100, shareholder services plan fees $313, custodian fees $983, chief compliance officer fees $3,214 and transfer agency per account fees $200.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended November 30, 2007, amounted to $165,567 and $47,465, respectively.

At November 30, 2007, accumulated net unrealized appreciation on investments was $98,872, consisting of $208,823 gross unrealized appreciation and $109,951 gross unrealized depreciation.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus Premier
Equity Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DQIAX	Class C: DQICX	Class I: DQIRX
	Class T: DQITX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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